Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626-1924

Telephone: (714) 668-6200

Facsimile: (714) 979-1921

Internet: www.paulhastings.com

1(714) 668-6210

johndellagrotta@paulhastings.com

March 12, 2015

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-2 (File Nos. 333-201950 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Company”), is Pre-Effective Amendment No.1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2015 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1, and all future amendments is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed in response to comments given by letter dated March 6, 2015 from Edward P. Bartz, Esq., of the staff of the Commission (the “Staff”) with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined shall have the meaning set forth in the Initial Registration Statement.

PROSPECTUS

Cover Page

1.	The first paragraph of the cover page states that the Company is permitted to invest up to 50% of its total assets in unregistered or otherwise restricted securities, including securities issued by private companies. Please explain to us whether the Company invests in private funds (private oil and gas funds, private commodity pools, or private investment companies such as private equity funds and hedge funds), and if so please explain to us whether the Company has a limit as to the percentage of its net assets that it will invest in these types of investments. We may have further comments after reviewing your response.

Mr. Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

March 12, 2015

Response: As noted in your question, as stated in our Investment Objectives, we may invest 50% of our total assets in unregistered or restricted securities of MLPs and other Midstream Energy Companies, including securities issued by private companies. We may invest up to 15% of our total assets in any one issuer. Of the private companies that we have historically invested in, we have not invested in any private equity funds, hedge funds, private oil and gas funds or commodity funds and do not have any intention to invest in such funds in the future.

2.	The second paragraph of the cover page states that the Company may offer its securities at prices and on terms set forth in a prospectus supplement to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response: Comment accepted: In response to the Staff’s comment, the Company confirms to the Staff that concurrent with the filing of each final prospectus supplement relating to a new offering of its securities registered pursuant to the Registration Statement (as distinguished from the related preliminary prospectus supplement pursuant to which a post-effective amendment filing exhibits only is not normally filed), the Company will file a legality opinion with a post-effective amendment regarding each such future offering of such securities.

3.	The third paragraph of the inside cover page states that the Company’s debt securities rank on parity with its obligations to any unsecured creditors and any unsecured securities representing the Company’s indebtedness. Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: Comment accepted: The Company confirms to the Staff that it will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Prospectus Summary – Derivatives and Other Strategies (Page 4)

4.	The third paragraph in this section states that the Company may use short sales. Pease confirm to us that the fee table will include an estimate of dividends paid on the Company’s short sales. See AICPA Audit and Accounting Guide: Investment Company ¶ 7.108.j. (May 1, 2014)

Response: Comment accepted: The Company confirms to the Staff that the fee table will include an estimate of dividends paid on the Company’s short sales, if any, in compliance with AICPA Audit and Accounting Guide: Investment Company ¶ 7.108.j. (May 1, 2014).

Prospectus Summary – Distributions (Page 5)

5.	The first paragraph of this section states that, on January 16, 2015, the Company paid a quarterly distribution of $0.655 per share to shareholders. If this distribution included, or is expected to have included, a return of capital, please disclose how much of this distribution represented, or is estimated to have represented, a return of capital. Additionally, in the table of distributions on page 44 of the prospectus, please identify the portion of each quarterly distribution that represented, or is estimated to have represented, a return of capital.

Response: Comment accepted. With respect to the January 16, 2015 quarterly distribution, the tax character of such distribution is estimated to be 100% return of capital and zero percent qualifying dividend. With respect to the disclosure on page 5 of the prospectus, the Company will add a sentence to the first paragraph under the caption the “Prospectus Summary – Distributions” stating that the tax character of the January 16, 2015 quarterly distribution is estimated to be 100% return of capital and zero percent qualifying dividend. With respect to the disclosure on page 44 of the prospectus, the Company will add to the right-hand side of the Distribution Table, a Tax Character Column which shall disclose the tax character of each listed Distribution as set forth on Exhibit A hereto.

Mr. Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

March 12, 2015

Prospectus Summary-Risk Considerations (Page 6)

6.	Please briefly discuss in this section the risks which the Company faces as a result of the downturn experienced throughout the energy sector over the past several months.

Response: Comment accepted. In the Prospectus Summary, under the caption “Risk Considerations,” the Company has inserted a new paragraph which summarizes the risks it faces as a result of the downturn in the energy sector over the past several months.

Management – Portfolio Management (Page 56)

7.	Please clarify which of the two portfolio managers listed in this section is primarily responsible for the management of the Company’s portfolio. If both portfolio managers are jointly and primarily responsible for the day-to-day management of the Company’s portfolio, please add that disclosure. See Item 9.c of Form N-2.

Response: Comment accepted. Both portfolio managers are jointly and primarily responsible for the day-to-day management of the Company’s portfolio. The Company has added at sentence to make it clear. The Company believes that its existing disclosure already complies with Item 9.c. of Form N-2.

Management – Investment Management Agreement (Page 60)

8.	The first sentence in this section states that the Company pays a management fee based on the value of its total assets. Please disclose how the Company’s derivative investments are valued for purposes of calculating the management fee.

Response: For purposes of the determining the Company’s total assets, the Company values derivative instruments based on their respective current fair market values. A sentence to this effect has been inserted in the second paragraph of the Prospectus under the caption — “Management - Investment Management Agreement.”

GENERAL COMMENTS

9.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Comment accepted. The Company acknowledges the Staff’s comment.

10.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: Comment accepted. The Company intends to omit the information allowed by Rule 430A under the Securities Act from the form of the prospectus included in the Registration Statement. At this time, the Company has not determined the details of the initial distribution from the shelf.

11.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: Comment accepted. The Company has no current intention of submitting an exemptive application or no-action request in connection with this registration statement.

Mr. Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

March 12, 2015

12.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: Comment accepted. The Company has responded to each comment made in this letter. Accordingly, no supplemental letter to the Staff will be required.

13.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment accepted. The Company also acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosure in this filing.

The Company acknowledges its responsibility to include the “Tandy Representations” with its Acceleration Request.

The Company also respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No.1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at
(415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)

Exhibit A

Additional Tax Character Data to be added to Table under the caption “Distribution” in the Prospectus in the Registration Statement.

	Tax Character
Amount of Distribution Per Share	Return of Capital	Qualified Dividends
$0.5175	26%	74%
$0.5275	26%	74%
$0.5375	26%	74%
$0.550	33%	67%
$0.565	33%	67%
$0.580	33%	67%
$0.595	33%	67%
$0.610	10%	90%
$0.625	10%	90%
$0.640	10%	90%
$0.650	10%	90%
$0.655	100%[1]	0%

[1]	This estimate is based on our estimated earnings and profits for fiscal 2015, which does not include a projection for any gains or losses on the sale of securities during the remainder of fiscal 2015. The final determination of the tax character of our distributions will be made after our fiscal year-end when we can determine our actual earnings and profits for the full year. The final tax status of our distributions is dependent on our earnings and profits (including gains and losses on the sale of securities) for the remainder of our fiscal year and may differ substantially from this preliminary information.